A3
8/31

06009908

BB 8/30

Washington, D.C. 20549

Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-53593

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Morningstar Investment Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 West Wacker Drive
(No. and Street)

(City)	(State)	(Zip Code)
Chicago	IL	60606

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)
111 South Wacker Drive	Chicago	IL	60606

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

MORNINGSTAR

Morningstar Investment Services, Inc.
225 West Wacker Drive
Chicago, IL 60606
Telephone: (312) 696-6168
scott.schilling@morningstar.com

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer and FINOP
Title

Notary Public

JANE FRANCES FITZPATRICK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 06, 2008

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH	$ 2,973,719
RECEIVABLES FROM NON-CUSTOMERS	1,105,665
SECURITIES OWNED	787,563
DUE FROM PARENT, NET	2,364,942
DEFERRED TAX ASSET	647,242
CAPITALIZED SOFTWARE AND COMPUTER EQUIPMENT— Net of accumulated depreciation of $315,482	54,564
OTHER ASSETS	37,000
TOTAL ASSETS	$ 7,970,695

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 702,567
SHAREHOLDER'S EQUITY:	
Common stock—$.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	18,749,607
Accumulated deficit	(11,481,480)
Total shareholder's equity	7,268,128
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,970,695

See notes to financial statements.